SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LDK Solar Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.10 per share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

50183L 10 7

(CUSIP Number)

Mr. Zhibin Liu

No. 100 Yangtian East Avenue of the Sports Center

Xinyu City, Jiangxi Province 338000 People’s Republic of China

+86 (790) 6736 969

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50183L 10 7

1	NAME OF REPORTING PERSON Heng Rui Xin Energy (HK) Co., Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region, the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,307,497
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,307,497
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,307,497 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See item 5 below.
(2)	Based on the 25,307,497 ordinary shares issued to Jiangxi Heng Rui Xin Energy Co., Ltd pursuant to the Share Purchase Agreement discussed in Item 3, plus the 127,173,350 ordinary shares issued and outstanding as of October 18, 2012 (excluding any treasury shares, any ordinary shares deemed issued pursuant to any pre-paid forward contracts in connection with any convertible securities of the issuer, ordinary shares held by a subsidiary of the issuer, any shares reserved by the issuer for issuance upon conversion of securities or upon exercise of options or warrants).

1	NAME OF REPORTING PERSON Jiangxi Heng Rui Xin Energy Co., Ltd I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,307,497
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,307,497
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,307,497 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See item 5 below.
(2)	Based on the 25,307,497 ordinary shares issued to Jiangxi Heng Rui Xin Energy Co., Ltd pursuant to the Share Purchase Agreement discussed in Item 3, plus the 127,173,350 ordinary shares issued and outstanding as of October 18, 2012 (excluding any treasury shares, any ordinary shares deemed issued pursuant to any pre-paid forward contracts in connection with any convertible securities of the issuer, ordinary shares held by a subsidiary of the issuer, any shares reserved by the issuer for issuance upon conversion of securities or upon exercise of options or warrants).

1	NAME OF REPORTING PERSON Beijing Hi-tech Wealth Investment and Developing Co., Ltd I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,307,497
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,307,497
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,307,497 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See item 5 below.
(2)	Based on the 25,307,497 ordinary shares issued to Jiangxi Heng Rui Xin Energy Co., Ltd pursuant to the Share Purchase Agreement discussed in Item 3, plus the 127,173,350 ordinary shares issued and outstanding as of October 18, 2012 (excluding any treasury shares, any ordinary shares deemed issued pursuant to any pre-paid forward contracts in connection with any convertible securities of the issuer, ordinary shares held by a subsidiary of the issuer, any shares reserved by the issuer for issuance upon conversion of securities or upon exercise of options or warrants).

1	NAME OF REPORTING PERSON Xinyu City State-owned Asset Management Co., Ltd I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,307,497
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,307,497
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,307,497 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See item 5 below.
(2)	Based on the 25,307,497 ordinary shares issued to Jiangxi Heng Rui Xin Energy Co., Ltd pursuant to the Share Purchase Agreement discussed in Item 3, plus the 127,173,350 ordinary shares issued and outstanding as of October 18, 2012 (excluding any treasury shares, any ordinary shares deemed issued pursuant to any pre-paid forward contracts in connection with any convertible securities of the issuer, ordinary shares held by a subsidiary of the issuer, any shares reserved by the issuer for issuance upon conversion of securities or upon exercise of options or warrants).

1	NAME OF REPORTING PERSON Zhengyu Zhang I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 0
	8	SHARED VOTING POWER 25,307,497
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,307,497
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,307,497 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	See item 5 below.
(2)	Based on the 25,307,497 ordinary shares issued to Jiangxi Heng Rui Xin Energy Co., Ltd pursuant to the Share Purchase Agreement discussed in Item 3, plus the 127,173,350 ordinary shares issued and outstanding as of October 18, 2012 (excluding any treasury shares, any ordinary shares deemed issued pursuant to any pre-paid forward contracts in connection with any convertible securities of the issuer, ordinary shares held by a subsidiary of the issuer, any shares reserved by the issuer for issuance upon conversion of securities or upon exercise of options or warrants).

This Amendment No. 1 (the “Amendment”) is filed to amend the Statement on Schedule 13D filed by the Reporting Persons identified therein on October 25, 2012 (the “Initial Schedule 13D”, together with the “Amendment”, the “Schedule 13D”), in order to add Heng Rui Xin Energy (HK) Co., Limited as a Reporting Person. Capitalized terms used in this Amendment without definition have the meanings assigned in the Initial Schedule 13D.

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated in its entirety as follows:

This statement relates to the ordinary shares, par value $0.10 each (the “Ordinary Shares”), issued by LDK Solar, Co., Ltd (the “Issuer”). The address of the principal executive offices of the Issuer is Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, the People’s Republic of China (the “PRC”). This Schedule 13D is being jointly filed by Heng Rui Xin Energy (HK) Co., Limited (“Heng Rui Xin (HK)”), Jiangxi Heng Rui Xin Energy Co., Ltd (“Heng Rui Xin”), Beijing Hi-tech Wealth Investment and Developing Co., Ltd (the “Wealth Investment”), Xinyu City State-owned Asset Management Co., Ltd (“State-owned Management Company”) and Mr. Zhengyu Zhang (collectively, the “Reporting Persons”) to disclose their current direct or indirect beneficial ownership of the Ordinary Shares.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to a Joint Filing Agreement dated as of November 16, 2012, a copy of which is attached hereto as Exhibit 99.1.

Heng Rui Xin (HK) is a company incorporated under the laws of Hong Kong Special Administrative Region, PRC. Heng Rui Xin (HK) mainly engages in investment business. The address of its principal office is Room 1501, 15/F Lucky Center, 165-171 Wanchai Road, Wanchai, Hong Kong. The sole director of Heng Rui Xin (HK) is Zhibin Liu, who is the chairman of the board and the general manager of State-owned Management Company. The business address of Zhibin Liu is No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC. Zhibin Liu is a PRC citizen.

Heng Rui Xin is a company incorporated under the laws of the PRC. Heng Rui Xin mainly engages in solar power, investment and related businesses. The address of its principal office is No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Heng Rui Xin are set forth on Schedule A hereto and incorporated herein by reference.

Wealth Investment is a company incorporated under the laws of the PRC. Wealth Investment mainly engages in investment and solar power-related businesses. The address of its principal office is Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Wealth Investment are set forth on Schedule B hereto and incorporated herein by reference.

State-owned Management Company is a company incorporated under the laws of the PRC. State-owned Management Company mainly engages in management and operation of assets, development and sales of real estate. The address of its principal office is No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of State-owned Management Company are set forth on Schedule C hereto and incorporated herein by reference.

State-owned Assets Supervision and Administration Commission of Xinyu (“Xinyu SASAC”) is a governmental authority incorporated under the laws of the PRC. Xinyu SASAC mainly engages in guidance and promotion of the transformation of state-owned enterprises, supervision and administration of state-owned assets. The address of its principal office is No. 118 Beihu West Road, Xinyu City, Jiangxi Province 338000 PRC. The name, business address, present principal occupation or employment and citizenship of each of principal officials of Xinyu SASAC are set forth on Schedule D hereto and incorporated herein by reference.

Mr. Zhengyu Zhang is a PRC citizen. Mr. Zhengyu Zhang is the director and vice chairman of the board of Heng Rui Xin. His principal business is to serve as the chairman and president of Wealth Investment. His residence address is Room 705, Floor 7, Building 3, Yard 4, Jiuxian Bridge South Road, Chaoyang District, Beijing, 100016, PRC. .

During the past five years, to the knowledge of the Reporting Persons, none of the Reporting Persons, nor any of the directors and officers named on Schedule A, B, C, D and E have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, to the knowledge of the Reporting Persons, none of the Reporting Persons, nor any of the directors and officers named on Schedule A, B, C, D and E have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired an aggregate of 25,307,497 Ordinary Shares for an aggregated purchase price of approximately US$21.8 million on November 14, 2012 pursuant to a share purchase agreement dated October 19, 2012 between the Issuer and Heng Rui Xin (the “Share Purchase Agreement”). The purchase was funded from the working capital of Heng Rui Xin, which was injected by its shareholders, Wealth Investment and State-owned Management Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)–(d) As of the date hereof, Heng Rui Xin (HK) is deemed to be the direct beneficial owner of 25,307,497 Ordinary Shares, which represents approximately 16.6% of the Ordinary Shares outstanding. Heng Rui Xin (HK) has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, the Ordinary Shares held by Heng Rui Xin (HK).

As the owner of 100.0% of the equity interest of Heng Rui Xin (HK), Heng Rui Xin may be deemed to be the indirect beneficial owner of 25,307,497 Ordinary Shares beneficially owned by Heng Rui Xin (HK), which represents approximately 16.6% of the Ordinary Shares outstanding. Heng Rui Xin has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, the Ordinary Shares held by Heng Rui Xin (HK).

As the owner of 60.0% of the equity interest of Heng Rui Xin, Wealth Investment may be deemed to be the indirect beneficial owner of 25,307,497 Ordinary Shares beneficially owned by Heng Rui Xin (HK), which represents approximately 16.6% of the Ordinary Shares issued and outstanding. Wealth Investment has the shared power with State-owned Management Company to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Heng Rui Xin (HK).

As the owner of 40.0% of the equity interest of Heng Rui Xin, State-owned Management Company may be deemed to be the indirect beneficial owner of 25,307,497 Ordinary Shares beneficially owned by Heng Rui Xin (HK), which represents approximately 16.6% of the Ordinary Shares issued and outstanding. State-owned Management Company has the shared power with Wealth Investment to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Heng Rui Xin (HK).

As the owner of approximately 61.0% of the equity interest of Wealth Investment, Mr. Zhengyu Zhang may be deemed to be the indirect beneficial owner of 25,307,497 Ordinary Shares beneficially owned by Heng Rui Xin (HK), which represents approximately 16.6% of the Ordinary Shares issued and outstanding. Mr. Zhengyu Zhang has the shared power with State-owned Management Company to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Heng Rui Xin (HK).

Except as set forth in Items 3 and 4, there have been no transactions effected in the Ordinary Shares during the past 60 days by any of the Reporting Persons.

No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this Schedule 13D were calculated based on the 25,307,497 Ordinary Shares issued Heng Rui Xin pursuant to the Share Purchase Agreement discussed in Item 3, plus the 127,173,350 Ordinary Shares issued and outstanding as of October 18, 2012 (excluding any treasury shares, any Ordinary Shares deemed issued pursuant to any pre-paid forward contracts in connection with any convertible securities of the issuer, Ordinary Shares held by a subsidiary of the issuer, any shares reserved by the issuer for issuance upon conversion of securities or upon exercise of options or warrants).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2012

Heng Rui Xin Energy (HK) Co., Limited	/s/ Zhibin Liu
Name: Zhibin Liu
Title: Director

Jiangxi Heng Rui Xin Energy Co., Ltd	/s/ Zhibin Liu
Name: Zhibin Liu
Title: Chairman

Beijing Hi-tech Wealth Investment and Developing Co., Ltd	/s/ Zhengyu Zhang
Name: Zhengyu Zhang
Title: Chairman

Xinyu City State-owned Asset Management Co., Ltd	/s/ Zhibin Liu
Name: Zhibin Liu
Title: Chairman

Mr. Zhengyu Zhang	/s/ Zhengyu Zhang
Name: Zhengyu Zhang

SCHEDULE A

Directors and Executive Officers of Heng Rui Xin

Name	Position with Heng Rui Xin	Present Principal Occupation	Business Address	Citizenship

Zhibin Liu	Chairman	Mr. Zhibin Liu is the chairman of the board and the general manager of Xinyu City State-owned Asset Management Co., Ltd.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Zhengyu Zhang	Vice Chairman	Mr. Zhengyu Zhang is the chairman of the board and president of Beijing Hi-tech Wealth Investment and Developing Co., Ltd.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Yunsong Ao	Vice Chairman and Vice General Manager	Mr. Yunsong Ao is the vice director of the management committee of Xinyu Hi-tech Industrial Development Zone.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Hongjiang Yao	Director and General Manager	Mr. Hongjiang Yao is the board secretary of Xinyu Iron & Steel Joint Stock Company.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Xuezhi Liu	Director and Vice General Manager	Mr. Xuezhi Liu is the vice president of Beijing Hi-tech Wealth Investment and Developing Co., Ltd.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

SCHEDULE B

Directors and Executive Officers of Wealth Investment

Name	Position with Wealth Investment	Present Principal Occupation	Business Address	Citizenship

Zhengyu Zhang	Chairman of the board and president	Mr. Zhengyu Zhang is the Chairman of the board and president of Hi-tech Wealth Investment and Developing Co., Ltd.	Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC	PRC

Weilian Li	Vice president	Mr. Weilian Li is the vice president of Hi-tech Wealth Investment and Developing Co., Ltd.	Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC	PRC

Xuezhi Liu	Vice president	Mr. Xuezhi Liu is the vice president of Hi-tech Wealth Investment and Developing Co., Ltd.	Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC	PRC

Yong Li	Vice president	Mr. Yong Li is the vice president of Hi-tech Wealth Investment and Developing Co., Ltd.	Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC	PRC

Fuqing Chen	Vice president	Mr. Fuqing Chen is the vice president of Hi-tech Wealth Investment and Developing Co., Ltd.	Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC	PRC

Ping Zhou	Director and vice president	Ms. Ping Zhou is the director and vice president of Hi-tech Wealth Investment and Developing Co., Ltd.	Floor 10, Building C of Caizhi International Mansion, No. 18, Zhongguancun East Road, Haidian District, Beijing, 100080 PRC	PRC

Ming Li	Director	Mr. Ming Li is the director of Hi-tech Wealth Investment and Developing Co., Ltd.		PRC

SCHEDULE C

Directors and Executive Officers of State-owned Management Company

Name	Position with State- owned Management Company	Present Principal Occupation	Business Address	Citizenship

Zhibin Liu	Chairman of the board and general manager	Mr. Zhibin Liu is the chairman of the board and the general manager of the State-owned Management Company.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Duolin Peng	Vice chairman of the board	Mr. Duolin Peng is the vice chairman of the board of the State-owned Management Company, and is the deputy director of Xinyu Finance Bureau	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Xiaomao Chen	Director	Mr. Xiaomao Chen is a director of the State-owned Management Company, and also serves as the vice-director of Xinyu SASAC.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Yuming Wu	Director	Mr. Yuming Wu is a director of the State-owned Management Company, and also serves as the vice president of Xinyu Rural Commercial Bank Joint Stock Company.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Xinlin Qiu	Director	Mr. Xinlin Qiu is a director of the State-owned Management Company, and also serves as a deputy researcher of Xinyu SASAC, and the director of Xinyu Medium-and- small-sized Enterprises credit Guarantee Center.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Zhiwen Wu	Director and deputy general manager	Mr. Zhiwen Wu is a director and a general deputy manager of the State-owned Management Company.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Meichun Sun	Director and deputy general manager	Mr. Meichun Sun is a director and a deputy general manager of the State-owned Management Company.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

Schedule D

Principal Officials of Xinyu SASAC

Name	Position with Xinyu SASAC	Present Principal Occupation	Business Address	Citizenship

Jianhua Yan	Director	Mr. Jianhua Yan is the director of Xinyu SASAC.	No. 118 Beihu West Road, Xinyu City, Jiangxi Province 338000 PRC	PRC

Schedule E

Principal Officials of Heng Rui Xin (HK)

Name	Position with Heng Rui Xin (HK)	Present Principal Occupation	Business Address	Citizenship

Zhibin Liu	Director	Mr. Zhibin Liu is the chairman of the board and the general manager of the State-owned Management Company.	No.100 Yangtian East Avenue of the Sports Center, Xinyu City, Jiangxi Province 338000 PRC	PRC

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement